Exhibit 6.15

PROMISSORY NOTE - BRIDGE NOTE

$400,000	May 31,2018

FOR CASH RECEIVED. HYLETE. Inc. (“Maker”) promises to pay Steelpoint Co-Investment Fund (the “Payee”), in lawful money of the United States of America or in a Senior Bridge Note of substantially the form attached hereto (the “Bridge Note”), the principal sum of four hundred thousand dollars ($400,000) (the “Loan Amount”) together with interest in accordance with the provisions hereof.

1.	PAYMENTS.
1.	Interest shall accrue on the Loan Amount at a monthly rate of 1.5%.
2.	Maker shall pay to Payee interest equal to $6,000.00 at the end of every month (the “Interest Payment”).
3.	On May 31st. 2020 (the “Termination Date”), all of the Loan Amount shall become due and payable.
4.	If any payment of interest or principal under this Note is due on a day which is not a Business Day. such payment shall be due on the next succeeding Business Day. “Business Day” means any day other than a Saturday. Sunday or legal holiday in the State of California.
5.	Any payment of principal or interest owed to Payee hereunder shall be made by electronic transfer to such account as Payee shall designate to Maker in writing.
6.	Maker may prepay all or any portion of the Loan Amount without premium or penalty and with the prior written consent of Payee, provided that Maker will pay Payee the total accrued amount of the Interest Payment.
7.	Interest and principal not paid within fifteen (15) days of when due shall be subject to a late charge of five percent (5%) of such late payment.

2.	DEFAULT. If Maker defaults in payment of any installment of principal and interest when due. and if such default continues for a period of thirty (30) days after Payee has mailed written notice to Maker to cure the default to the address set out below by first class mail, the entire balance of this Note shall become immediately due and payable at the option of Payee.

3.	MISCELLANEOUS.
1.	Governing Law. This Note is governed by the laws of the State of California without regard to conflicts of laws principles thereof.
2.	Parties in Interest. This Note is binding on and shall inure to the benefit of the parties hereto and each of their successors and assigns provided however this Note may not be assigned by Payee without the prior written consent of the Maker.
3.	Deemed Liquidation Event. In the event of a Deemed Liquidation Event, as defined in the Amended and Restated Certificate of Incorporation of Maker, the full amount of this Note (unpaid principal and interest) shall become immediately due and payable at the option of the Payee.
4.	Construction. The headings of sections in this Note are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Note unless otherwise specified. All words used in this Note will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the words “hereof and “hereunder” and similar references refer to this note in its entirety and not to any specific section or subsection hereof. This Note shall be deemed to have been drafted by all parties hereto and. in the event of a dispute, no party hereto shall be entitled to claim that any provision should be construed against any other party by reason of the fact that it was drafted by one particular party.
5.	Seniority. This note shall be junior to debt owed by the Maker to Black Oak and Chung Family Trust and be senior to any payments made to holders of debt, preferred stock or common stock issued by the Maker to Black Oak and Chung Family Trust.
6.	Attorney’s and Closing Fees. In the event of any litigation concerning this Note, including actions or proceedings to enforce this Note, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs from the other party. Maker shall pay Payee a non-refundable closing fee of five percent (5%) of the amount of this Promissory Note.
7.	Arbitration. Any controversy or claim arising out of or relating to this Agreement or the making, performance, or interpretation of it. shall be settled by binding arbitration under the commercial arbitration rules of JAMS (Judicial and Medication Service) then existing. Any proceeding shall take place in Orange County. California or a mutually agreed venue. Judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy. All the provisions of California Code of Civil Procedure Section 1283.05 shall be conclusively deemed to be incorporated herein and made a part hereof, and shall be applicable to this agreement to arbitrate.
8.	Notices. All notices under this Note shall be in writing. Any such notice may be served personally, transmitted by email, addressed as indicated below, or to such other address as such party may designate by written notice as provided herein. Any such communication shall be deemed effective upon personal delivery, upon confirmed receipt of notice transmitted by e-mail in accordance with this section.

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If to Payee:	In care of Jim Caccavo
If to Maker:	Ron Wilson, CEO

IN WITNESS WHEREOF. Maker has executed and delivered this Note as of the date first above stated.

By: /s/ Ron Wilson

Name: Ron Wilson

Title: CEO

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